

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2014

<u>Via E-Mail</u>
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

        RE: The Pantry, Inc.
               Revised Preliminary Proxy Statement filed by
                JCP Investment Partnership, LP, et al.
               Filed on February 13, 2014
               File No. 000-25813

Dear Ms. Crawford:

      We have reviewed your filing and have the following comments.

1.   Please have JCP Drawdown Partnership provide the acknowledgements at the end of this letter.

<u>We Are Concerned with the Board's Overly Lax. . ., page 8</u>

2.   The table in your response to prior comment 3 and Exhibit 99.1 to the Form 8-K dated January 30, 2014 both indicate the Company estimates spending a maximum of $110 million on capital expenditures in 2014, not "over $110 million in FY 2014" as your disclosure suggests. Please revise accordingly.

<u>Election of Directors, page 12</u>

3.   We note your revisions in response to prior comment 6. Please revise to clarify the business experience of Mr. Diener from December 2009 to June 2012.

<u>Quorum; Broker Non-Votes; Discretionary Voting, page 18</u>

4.   We note your revisions in response to prior comment 8 that brokers will not have discretionary authority with respect to any proposal. It is our understanding, however, that such authority may continue to be exercised for broker accounts that are <u>not</u> provided with proxy materials by CPS. Please revise your disclosure accordingly.

Incorporation by Reference, page 23

5.   Your response to prior comment 12 refers to when the Company "files" its definitive proxy statement. Please note that Rule 14a-5(c) requires that, in this context, the Company's definitive proxy statement must be "furnished" to each person solicited. Please confirm your understanding and of your intent to comply with Rule 14a-5(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Perry Hindin, Special Counsel, at (202) 551-3444 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions